December 19, 2025

Steven N. Bronson
Chief Executive Officer
RIDGEFIELD ACQUISITION CORP.
732 S 6th St., Suite R
Las Vegas, NV 89101

       Re: RIDGEFIELD ACQUISITION CORP.
           Preliminary Information Statement on Schedule 14C
           Filed September 17, 2025
           File No. 000-16335
Dear Steven N. Bronson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction